Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Midas, Inc.:

We consent to the use of our reports dated March 17, 2005, with respect to the balance sheets of Midas, Inc. as of the end of fiscal years 2004 and 2003, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the fiscal years ended 2004, 2003 and 2002, and management’s assessment of the effectiveness of internal control over financial reporting as of the end of fiscal year 2004, and the effectiveness of internal control over financial reporting as of the end of fiscal year 2004, incorporated herein by reference.

/s/ KPMG LLP

Chicago, Illinois

September 21, 2005